Exhibit 99.2

Cenovus Energy and Husky Energy to hold joint conference call and webcast on transaction

CALGARY, Alberta, October 25, 2020 – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and Husky Energy Inc. (TSX: HSE) will host a joint conference call and webcast today, Sunday, October 25, 2020, starting at 11:00 a.m. MT (1:00 p.m. ET) to discuss their proposed transaction to create a new integrated Canadian oil and natural gas company.

To participate in the conference call, please dial 833-529-0230 (toll-free in North America) or 236-389-2157 approximately 10 minutes prior to the start time.

The conference call webcast link will be available at cenovus.com and huskyenergy.com via the URL: https://produceredition.webcasts.com/starthere.jsp?ei=1392891&tp_key=980bc4ec79. The webcast will be archived for approximately 90 days.

About Cenovus

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance (ESG) considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called steam-assisted gravity drainage (SAGD). The company also has conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

About Husky

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. For more information, visit huskyenergy.com.

Find Husky on Facebook, Twitter, LinkedIn, and Instagram.

Cenovus Contacts
Investor Relations Sherry Wendt, Director, Investor Relations 403-766-7711	Media Relations Reg Curren, Senior Advisor, Media Relations 403-766-7751
Husky Contacts
Investor Relations Leo Villegas, Director, Investor Relations 403-513-7817	Media Relations Kim Guttormson, Manager, Communication Services 403-298-7088

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